Mail Stop 4561

June 6, 2008

VIA MAIL and FAX (011) (852) 2890-9484

Ms. Darrie Lam
Chief Financial Officer
Physical Property Holdings Inc.
23/F AIA Tower,
No. 183 Electric Road, North Point
Hong Kong

> **Re:** **Physical Property Holdings Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on April 14, 2008**
> **File No. 000-26573**

Dear Ms. Darrie Lam:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 3. Legal Proceedings, page 8

1.   We note your disclosure on page 8 regarding the letter you received from the
        Division of Enforcement dated October 22, 2007 and subsequent subpoena dated
        January 11, 2008. Your disclosure suggests that the scope of the letter and
        subpoena is limited to Score One, Inc. and certain individuals allegedly connected
        to Score One, Inc. Please revise your disclosure to more accurately describe the
        scope of the letter dated October 22, 2007 and the subpoena dated January 11,
        2008 and add disclosure noting that the information and documents requested
        relate to Physical Property Holdings, Inc. as well as Score One, Inc.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 8

2.   Please revise your disclosure to note that your common stock was subject to an
        Order of Suspension of Trading dated December 19, 2007 and that your common
        stock is not currently listed on any U.S. trading market.

Financial Statements and Notes

Consolidated Statement of Cash Flows, page 18

3.   Please advise us the nature of the amounts disclosed as Due from a stockholder
        within investing activities and explain why these amounts are included within
        investing versus financing activities per paragraph 18 of SFAS 95.

Note 2. Basis of presentation, page 20

4.   We note in your footnote disclosure that you restated the comparative figures of
        2005 and 2006 in your financial statements in connection with the Share
        Exchange Agreement. Please clarify your basis in GAAP for the restatement and
        whether this was accounted for as a merger of entities under common control. If
        so, please advise us why the equity does not appear to be restated to show the
        entities combined as of the earliest period.   In addition, please explain how you
        determined the value ascribed to the shares recorded in the transaction. We note
        for the portion of shares issued to the settle outstanding liabilities of Ableforce,
        the stock was valued at HK$1.4 per share. Tell us your basis in GAAP for your
        accounting treatment and explain why the share issuance for the Ableforce
        liabilities is accounted for separately from the acquisition.

5.   We note that prior to Share Exchange Agreement, the financial statements of Physical Spa & Fitness and Ableforce included going concern disclosure in the footnotes and the independent auditor opinion. Please advise us your consideration of your status as a going concern given your disclosure elsewhere in your document that you may rely upon capital infusions from Mr. Luk in the event your revenue is insufficient to cover your operating costs.

Item 9AT. Controls and Procedures, page 29

6.   The disclosure in paragraph (a) of this item indicates that management has concluded that the Company's internal control over financial reporting was *not* effective as of December 31, 2007. Please provide additional information regarding your conclusions, including the material weaknesses identified and your plans for remediation. Also please clarify what consideration you gave to disclosing this information within Item 9AT. Refer to Item 308T of Regulation S-K.

Certifications

7.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual, replacing the word "report" with "annual report" in paragraphs 2 and 3, omission of introductory language referring to internal control over financial reporting in paragraph 4, omission of paragraph 4(b) and the omission of the word "adversely" in paragraph 5(a). Please amend your annual report to file two separate certifications signed by your Chairman and Chief Executive Officer and your Chief Financial Officer in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief